UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Repay Holdings Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

76029L100

(CUSIP Number)

David W. Ghegan, Esq.

Troutman Pepper Hamilton Sanders LLP

600 Peachtree Street, NE

Suite 3000

Atlanta, Georgia 30308

(404) 885-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76029L100

1	NAMES OF REPORTING PERSONS Shaler Alias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,193,132
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,066,427
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,193,132
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 76029L100

1	NAMES OF REPORTING PERSONS Alias Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,732,987
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,732,987
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,732,987
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Repay Holdings Corporation, a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on July 22, 2019, as amended by Amendment No. 1 to the Schedule 13D filed on October 4, 2019 and Amendment No. 2 to the Schedule 13D filed on January 3, 2020 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 72,930,365 shares of Class A Common Stock outstanding as of September 22, 2020, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) on September 11, 2020.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, (a) Holdings LLC directly holds 2,732,987 Post-Merger Repay Units, and (b) Mr. Alias directly holds 145,085 Post-Merger Repay Units, 188,355 shares of Class A Common Stock and 126,705 unvested restricted shares of Class A Common Stock, which are subject to time-based vesting conditions.

Pursuant to the terms of an Exchange Agreement with the Issuer and the other parties thereto, Post-Merger Repay Units may be exchanged at the discretion of the holder for shares of Class A Common Stock on a one-for-one basis, or, at option of the Issuer, cash.

All of the shares of restricted Class A Common Stock described above provide Mr. Alias with voting rights over such shares, subject to the terms of his award agreements. Therefore, Mr. Alias may be deemed to beneficially own such shares of restricted stock held by him.

Mr. Alias owns all of the voting ownership interests of Holdings LLC and serves as the sole member of its board of managers. Therefore, Mr. Alias may be deemed to be the beneficial owner of the securities held by Holdings LLC.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

Within the 60-day period preceding the date of filing of this Amendment No. 3, the Reporting Persons have engaged in the following transactions:

On September 28, 2020, 156,181 shares of Class A Common Stock were sold by a broker in the open market for Holdings LLC’s account at a weighted average sales price of $24.20. Mr. Alias will provide upon request of the SEC staff the full information regarding the number of shares purchased or sold at each separate price.

On September 23, 2020, 919 shares of Class A Common Stock with a value of $23.00 per share were withheld by the Issuer to cover Mr. Alias’ tax liability in connection with the vesting of restricted shares of Class A Common Stock.

Item 5(e) of the Schedule 13D is amended by adding the following:

As a result of the transactions described above and a change in the number of shares of Class A Common Stock outstanding as of September 22, 2020, the aggregate ownership of Class A Common Stock by the Reporting Persons has decreased to a level below five percent (5%) of all issued and outstanding shares of Class A Common Stock, and, as a result thereof, the Reporting Persons are filing this statement to report a change in beneficial ownership that terminates the Reporting Persons’ obligation to report on Schedule 13D under the Act, subject to any future reporting obligations that may arise.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2020

/s/ Shaler Alias
Shaler Alias

ALIAS HOLDINGS, LLC

By:	/s/ Shaler Alias
Name:	Shaler Alias
Title:	Manager